EXHIBIT 12
CALIFORNIA RESOURCES CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. You should read these ratios of earnings to fixed charges in connection with our consolidated and combined financial statements, including the notes to those statements.

	Nine months ended September 30,		Year ended December 31,
	2016	2015	2015	2014(a)	2013	2012	2011
Income (loss) before income taxes (b)(c)	$278	$(437)	$(5,476)	$(2,421)	$1,447	$1,181	$1,641
Add:
Interest expense and amortization of debt issuance costs and deferred gain	243	244	326	72	—	—	—
Portion of lease rentals representative of the interest factor	2	3	4	3	4	4	3
Earnings (loss) before fixed charges	$523	$(190)	$(5,146)	$(2,346)	$1,451	$1,185	$1,644

Fixed charges:
Interest expense and amortization of debt issuance costs and deferred gain, including capitalized interest	$246	$252	$335	$76	$—	$—	$—
Portion of lease rentals representative of the interest factor	2	3	4	3	4	4	3
Total fixed charges	$248	$255	$339	$79	$4	$4	$3

Ratio of earnings to fixed charges(d)	2	n/a	n/a	n/a	363	296	548

Insufficient coverage	$—	$445	$5,485	$2,425	$—	$—	$—

(a)
Note: Had we been a stand-alone company for the full year 2014, and had the same level of debt throughout the year as we did on December 31, 2014, of approximately $6.4 billion, we would have incurred $314 million of pre-tax interest expense, on a pro-forma basis, for the year ended December 31, 2014, compared to the $72 million pre-tax interest expense reported on our statement of operations for the year then ended. Therefore, the insufficient coverage on a pro-forma basis would have been approximately $2,437 million.

(b)
The nine months ended September 30, 2016 amount includes non-cash, unusual and infrequent items consisting of $793 million of net gain on the early extinguishment of debt, $243 million of non-cash derivative losses on outstanding hedges, a $31 million gain from asset divestitures, a $12 million interest charge for the write-off of deferred debt costs and $33 million of other non-recurring charges. Excluding these items, our loss before income taxes for the nine months ended September 30, 2016 would have been approximately $258 million. Therefore, the insufficient coverage would have been approximately $261 million. The nine months ended September 30, 2015 amount includes non-cash, unusual and infrequent items consisting of $72 million of severance and early retirement costs, $33 million of non-cash derivative gains and $6 million of other non-recurring charges. Excluding these items, our loss before income taxes for the nine months ended September 30, 2015 would have been approximately $392 million. Therefore, the insufficient coverage would have been approximately $400 million.

(c)
The year ended December 31, 2015 amount includes non-cash, unusual and infrequent items consisting of $4.9 billion of asset impairments, $71 million of write-down of certain assets, $67 million of early retirement and severance costs, $11 million of rig termination and other costs and $8 million of debt transactions costs, partially offset by $52 million of non-cash derivative gains. Excluding these items, our loss before income taxes for the year ended December 31, 2015 would have been approximately $519 million. Therefore, the insufficient coverage would have been approximately $528 million. The December 31, 2014 amount includes non-cash, unusual and infrequent items consisting of $3.4 billion of asset impairments, $52 million of rig termination and other price-related costs, and $55 million of Spin-off and transition related costs. Excluding these items, our income before income taxes for the year ended December 31, 2014 would have been approximately $1.1 billion, and the ratio of earnings to fixed charges would have been 15.

(d)	The 2014 ratio takes into consideration interest on the debt associated with the Spin-off which we entered into during the last half of 2014.